Mail Stop 4561

December 1, 2006

Kenneth P. Wilcox
President, Chief Executive Officer and Director
SVB Financial Group
3003 Tasman Drive
Santa Clara, California 95054-1191

     Re: **SVB Financial Group**
             Form 10-K for the Fiscal Year Ended December 31, 2005
             File No. 000-15637

Dear Mr. Wilcox:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief